UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE
13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2024

Commission File Number 001-39305

Dada Nexus Limited

(Translation of registrant’s name into English)

22/F, Oriental Fisherman’s Wharf

No. 1088 Yangshupu Road

Yangpu District, Shanghai 200082

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.  Form 20-F  ☒ Form 40-F  ☐

Dada Increases the Pool Size of its Share Incentive Plan and Provides Class Action Update

Dada Nexus Limited (“Dada” or the “Company”) today announces that the Company’s board of directors and the compensation committee have approved an amendment to its existing Amended and Restated 2020 Share Incentive Plan (the “Plan”) to increase the number of shares available for grant by 51,983,006 shares (the “Pool Size Increase”). No other substantive amendment to the Plan was made. The Company expects to fund the Pool Size Increase using the shares repurchased or to be repurchased by the Company from time to time, which would offset the dilutive effect of the Pool Size Increase.

The Company and the other parties involved in the class action under the caption Yan Wang v. Dada Nexus Limited et al, No. 2:22-cv-00239, that was previously disclosed in the Company’s public filings, have reached a settlement that has been granted preliminary approval by the court, subject to the court’s final approval.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dada Nexus Limited

	By:	/s/ Henry Jun Mao
	Name:	Henry Jun Mao
	Title:	Chief Financial Officer

Date: December 6, 2024